Submission of Proposals to a Vote of Shareholders
The annual meeting of Fund shareholders was held on May 8, 2007. Following is a summary of the proposals submitted to shareholders for vote at the meeting and the votes cast:

Proposal
Election of Arthur G. Koumantzelis as trustee until the
2010 annual meeting.
Votes for 	Votes withheld		 Votes abstained
1,557,253	 37,451				 0
Election of Barry M. Portnoy as trustee until the 2010
annual meeting.
Votes for 	Votes withheld		 Votes abstained
1,547,386 	 47,318 			0

Proposal
Amendment to declaration of trust to explicitly provide
that any shareholder that breaches the Funds declaration
of trust or bylaws will indemnify and hold harmless the
Fund (and, if applicable, any charitable trustee) from
and against all costs, expenses, penalties, fines and other
amounts, including attorneys and other professional fees,
arising from the shareholders breach, together with interest on such amounts.
Votes for 	Votes against 	Votes abstained 	Broker Non-Vote
509,739 	33,729 		   8,891 		1,042,345